Supplement Dated August 19, 2024
To The Prospectus Dated April 29, 2024 For

JACKSON MARKET LINK PRO® II

Issued by
Jackson National Life Insurance Company®

This supplement updates the above-referenced prospectus. Please read and keep it together with your prospectus for future reference. To obtain an additional copy of a prospectus, please contact us at our Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com.

Effective August 19, 2024, the table in Appendix B: State Variations is deleted and replaced with the following:

STATE	MATERIAL VARIATION OR AVAILABILITY
Arizona	Requirement that 30 days advance notice be given to owners/beneficiaries of their available income options prior to the Income Date.

Requirement that a 180 day maximum limit be placed on any deferral of payments for partial and/or total withdrawals, and that the owner be given notice of such postponement in payments without 15 days of receipt of the partial and/or total withdrawal request at the Customer Care Center.
California	No Waiver of Withdrawal Charges for Extended Care available.

State-specific requirement that seniors have the option to invest in the Fixed Account during the Free Look period if Return of Premium Free Look is elected on the application.

If the Return of Premium Free Look is elected by a senior applicant, the initial Index Account Option Term is shortened by 35 days.
Connecticut	No restrictions on Fixed Account allocations.
Florida	No Withdrawal Charges assessed upon annuitization, even if annuitized in the first Contract Year. No restrictions on Fixed Account allocations or transfers.
Indiana
For Contracts issued on or after 6/17/24, guaranteed minimum Cap Rates, Performance Trigger Rates, Performance Boost Cap Rates, and Buffers may be used in the calculation of Interim Value. We apply the greater of the applicable guaranteed minimum Index Adjustment Factor(s) or the (non-guaranteed) prorated Index Adjustment Factors. Higher Index Adjustment Factors result in higher Interim Values.

Iowa
For Contracts issued on or after 6/17/24, guaranteed minimum Cap Rates, Performance Trigger Rates, Performance Boost Cap Rates, and Buffers may be used in the calculation of Interim Value. We apply the greater of the applicable guaranteed minimum Index Adjustment Factor(s) or the (non-guaranteed) prorated Index Adjustment Factors. Higher Index Adjustment Factors result in higher Interim Values.

Kansas	Increased waiting period for Waiver of Withdrawal Charge due to Terminal Illness to 24 months.
Louisiana	Pre-selected Death Benefit option is not available per state regulation. Beneficiary is always able to choose the death benefit option.
Maryland	Reduced waiting period for Waiver of Withdrawal Charge due to Terminal Illness or for Extended Care to 6 months.

Beneficiary's Entitlement to Death Benefit Before Income Date section of Contract revised to indicate beneficiary's death prior to or simultaneous to the Owner's death makes them ineligible to receive the death benefit.
Massachusetts	Increased waiting period for Waiver of Withdrawal Charge due to Terminal Illness to 24 months. No Waiver of Withdrawal Charge for Extended Care available.
Minnesota
For Contracts issued on or after 6/17/24, guaranteed minimum Cap Rates, Performance Trigger Rates, Performance Boost Cap Rates, and Buffers may be used in the calculation of Interim Value. We apply the greater of the applicable guaranteed minimum Index Adjustment Factor(s) or the (non-guaranteed) prorated Index Adjustment Factors. Higher Index Adjustment Factors result in higher Interim Values.

New Jersey
Renewal Notice will include the current interest rate for the Fixed Account and Index Adjustment Factors for the Index Account.

No restrictions on Fixed Account allocations.

The Fixed Account Minimum Value Percentage is 90%.

Guaranteed minimum Cap Rates, Performance Trigger Rates, Performance Boost Cap Rates, and Buffers may be used in the calculation of Interim Value. We apply the greater of the applicable guaranteed minimum Index Adjustment Factor(s) or the (non-guaranteed) prorated Index Adjustment Factors. Higher Index Adjustment Factors result in higher Interim Values.

Ohio
For Contracts sold on or after July 1, 2024, Ohio requires us to provide interim values that are the greater of the pro rata interim values described in this prospectus or the interim values that would result from a calculation utilizing a hypothetical portfolio of assets designed to replicate the performance of the Index Account Option at the end of the term. We will begin administering this "greater of" calculation on or about May 1, 2025. For any Owners with Contracts sold on or after July 1, 2024 who transact on interim values (including partial or total withdrawals from the Contract, withdrawals of the Guaranteed Annual Withdrawal Amount under the +Income GMWB or +Income GMWB with Joint Option, automatic withdrawals, free looks, required minimum distributions ("RMD"), income payments, deductions of the GMWB Charge, and the Contract Value element of death benefit payments) prior to May 1, 2025, we will retroactively apply the "greater of" calculation to those transactions on or about May 1, 2025. In no event will any Contract Owner ever receive an interim value lower than the interim values described in this prospectus. In connection with this requirement, beginning on July 1, 2024, the MSCI KLD 400 Index will be restricted for any new business sold in Ohio with an application sign date of July 1, 2024 or after.

Texas	Requires 31 day advance notice of Fixed Account unavailability or restrictions. Waiver of Withdrawal Charge Due to Terminal Illness eligibility date is the Issue Date.
Virginia	No Waiver of Withdrawal Charge for Extended Care.
Washington	GMWB Charge not assessed against the Fixed Account.

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(To be used with RPR00001 04/24)

RPS00062 08/24